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                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.

                      iPrint Technologies, inc.'s Exchange Act File No.: 0-29733

Caution Required by Certain SEC Rules

Investors and security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed combination when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by iPrint with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other
                  ------------
documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.
                                        -----------

This transcript includes forward-looking statements involving expectations about future financial results, expected profitability, markets, product demand, relationships with our customers and business partners, and other matters. These statements reflect management's current forecast of certain aspects of the Company's future business. Forward-looking statements are denoted by such phrases as "will," "believe," "expect," and other expressions that look to future events and performance. We may also make forward-looking statements in response to your questions. Our forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by our statements. These risks and uncertainties include, but are not limited to, lower than expected customer orders, competitive factors including pricing pressures, technological developments and products offered by competitors, technological difficulties or resource constraints encountered in developing new products, failure to provide a timely flow of competitive new products or lack of market acceptance of those products, disruption of partner or customer business relationships, and other risks associated with a web-based business such as defects, interruptions and failures related to computer and telecommunications infrastructure. Please review our most recent Forms 10-Q and 10-K which are available from our web site for further discussion of risks and uncertainties that affect our business.

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iPrint Technologies, inc.
Q2 2001 Conference Call Script
July 30, 2001

Sonya Chan: Good afternoon. I'd like to welcome all of you to iPrint's second quarter earnings conference call.

You should all have received iPrint's second quarter 2001 earnings press release via email and fax.

Presenting our second quarter earnings report today are Royal P. Farros, iPrint's CEO and Chairman of the Board, and Robyn Cerutti, Chief Financial Officer. Royal will start the call with an operational review of achievements during the quarter and then Robyn will provide a review of the company's financial performance. The presentation portion of our call will last approximately 15 minutes. We will then conduct a brief Q&A session.

Before we begin, I'd like to precede the call by reading our note regarding forward-looking statements, which follows.

Our discussion today will include forward-looking statements involving expectations about future financial results, expected profitability, markets, product demand, relationships with our customers and business partners, and other matters. These statements reflect management's current forecast of certain aspects of the Company's future business. Forward-looking statements are denoted by such phrases as "will," "believe," "expect," and other expressions that look to future events and performance. We may also make forward-looking statements in response to your questions. Our forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by our statements. These risks and uncertainties include, but are not limited to, lower than expected customer orders, competitive factors including pricing pressures, technological developments and products offered by competitors, technological difficulties or resource constraints encountered in developing new products, failure to provide a timely flow of competitive new products or lack of market acceptance of those products, disruption of partner or customer business relationships, and other risks associated with a web-based business such as defects, interruptions and failures related to computer and telecommunications infrastructure. Please review our most recent Forms 10-Q and 10-K which are available from our web site for further discussion of risks and uncertainties that affect our business.

Thank you. Now I'll pass the call over to Royal Farros.

Royal Farros:  Thank you Sonya.  Hello everyone.

Let's talk about our second quarter 2001 results. We're reporting today revenues of $2.5 million, down both in comparison with last quarter and in the year ago quarter.

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Because of aggressive cost cutting and a focus on higher quality revenues, we beat First Call estimates by a nice margin, losing ($0.12) a share vs. First Call estimates of a loss of ($0.15) by 3 cents. Actual loss was $3.5 million in Q2 2001 vs. a $5.5 million loss in Q1 2001 and a $9.1 million loss in Q2 2000.

Overwhelmingly, our energies went into reaching a definitive agreement with our merger partner Wood Associates, something we announced on June 25th. Wood is one of the leading suppliers of custom imprinted promotional items and marketing programs to the Fortune 1000. With 19 offices nationwide, Wood Associates services over 200 Fortune 1000 enterprise customers, including AOL Time Warner, BP, Charles Schwab, and Compaq.

We believe that the fastest way to penetrate the enterprise market--and to build revenues--is by completing this merger, which we think will be finalized sometime in Q4 2001. We have the best technology in the e-printing space. As a company, we also have a solid, even enviable operating infrastructure. We believe Wood's large customer base and solid revenue stream will give us the obtainable, predictable growth profile that our shareholders expect of us.

It's our overriding mission to build a solid, profitable company. That's why this relationship is so important and we made it our most important priority in Q2.

So, we are, without a doubt, very excited about this combination.

While the merger obviously dominated the quarter, there were other highlights we'd like to share:

     . Our focus on higher quality revenues is paying off. Gross margin was 41% during the quarter, up from 33% in Q1 and dramatically higher than the 28% gross margin we logged in Q2 2000.

     . We continued to align ourselves with the most important partners in the enterprise space, most significantly entering into new technology and marketing partnerships with PeopleSoft, Microsoft, and Ariba.

     . We continued to cut costs, including headcount reduction from 118 at the end of Q1 to 80 at the end of Q2.

     . We introduced another key piece of e-printing component technology: e-Fulfillment. e-Fulfillment allows corporations to offer customers easy access to ordering multi-component kits and marketing material via a customized, personalized electronic interface.

We're just piecing together the results of our initiating e-Fulfillment installation with PeoplePC, but early results show a decrease in printing costs for PeoplePC of 40% and sales conversion increase of 12%. So, needless to say, PeoplePC is seeing great results from the use of our new technology.

     . And finally, we changed our corporate name to iPrint Technologies, inc. to better reflect the nature of our expanding business.

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Before I turn the call over to Robyn to go through the financials in detail, I do want to take a moment to comment on the class action lawsuits and to provide an overview of the Nasdaq meeting we had last Thursday, July 26.

There has been distraction regarding class action lawsuits. We urge investors to read the complaints against us. These lawsuits focus on alleged arrangements between the underwriters and some of their customers for the company stock. We believe the lawsuits and the claims asserted against iPrint are without merit and we will continue to defend ourselves vigorously against them.

As I mentioned, we met with Nasdaq last Thursday, and are continuing to work with Nasdaq to maintain our listing status. In early July we remedied our compliance for value of minimum public float, and once we've released the SEC documentation regarding the Wood merger, we feel we will finally have the opportunity to discuss in detail with investors the strong benefits of this combination. We feel that public access to this information is important in remedying minimum bid compliance, presented this case to Nasdaq last Thursday, and are awaiting their response.

Now I'd like to turn the call over to Robyn.

Robyn Cerutti:  Thank you, Royal.

As mentioned at the beginning of the call, our revenues for the second quarter were $2.5 million. This represented a 25% decrease over Q2 2000 levels and a sequential decrease from Q1 2001 of 22%. The decrease in revenues was primarily attributable to two factors: (1) the company focused on the proposed merger to facilitate long-term growth rather than concentrate on near-term revenues; and
(2) we focused on gross margin improvement to strengthen the quality of the revenue rather than the quantity of the revenue.

Gross profit for the second quarter was $1 million, or 41% gross margin, compared with the first quarter gross profit of $1.2 million, or a 33% gross margin and second quarter 2000 gross profit of $1 million or 27%. With the company's focus on margin improvement, through the use of our technology as well as better pricing and vendor management, we have been able to stabilize gross profit, even with decreased revenues. This allows us to run the organization more efficiently and further reduce our operating loss as a result.

Operating expense for the second quarter of 2001, excluding amortization of deferred compensation and corporate restructuring costs, was $4.8 million compared to $7.0 million in the first quarter of 2001 and $11 million in the second quarter of 2000. This represents a significant improvement in operating spending. We have decreased operating expenses by $2.1 million in the sequential quarters and $6.2 million in the comparative period in 2000. We have continued to focus on our cost-cutting initiatives. There are two main areas of improvement:

     . Reductions in discretionary spending, predominantly in direct marketing investment for the website properties and brand awareness programs; and

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     .    Reductions in headcount across all departments. We have focused our efforts on gaining further efficiencies in prior corporate infrastructure investment.

We will continue to seek areas of operating efficiencies in the next quarter.

Pro-forma net loss excluding amortization of deferred compensation and corporate restructuring costs for the second quarter was $3.5 million, or a loss of $0.12 per share, compared with pro-forma loss of $5.5 million, or $0.18 per share, in the first quarter of 2001, and a pro-forma loss of $8.9 million, or $0.30 per share, in the second quarter of 2000. This beats the net loss per share First Call consensus of analysts' estimates of $0.15 by $0.03 per share.

Cash, short-term investments and short-term restricted cash totaled $18.2 million as of June 30, 2001, $19.1 million including secured, long-term notes payable to the company on demand, compared to $23.1 million as of March 31, 2001. During the second quarter the company paid off its line of credit of $190,000. As of June 30, 2001, there were approximately 30.2 million shares of common stock outstanding.

As of June 30, 2001, we had 80 full-time employees, as compared to 118 on March 31, 2001. This represents a 32% decrease.

Now let's review future expectations:

Our sequential quarter-to-quarter decrease in revenue was 22%. The most significant issue facing this company is developing a sales force that can be effective in the Fortune 1000 customer base. As we have been discussing in past calls, we have continued to focus on this issue through both organic and non-organic growth. We have developed a sales force that is experienced in our technology and print and promotional product solutions. We then sought the merger with Wood Associates, a leading supplier of promotional sales to the Fortune 1000. With the merger, it gives us the opportunity to leverage our technology and products into current valuable relationships already developed by Wood Associates. We anticipate the merger will close sometime in the fourth quarter and until then our revenues will be impacted by merger activities.

In addition, I believe we have demonstrated our discipline of going after increasingly higher-quality revenues during the second quarter. We will continue this practice in order to maintain our improved gross margin.

During the third quarter we will focus on cost containment and building out both operational plans and transition plans for the proposed merger. As a result, net loss per share will remain flat to slightly higher for the third quarter compared with the second quarter.

We are keeping our annual guidance of $22.5 million to $28 million in revenues and pro-forma net loss per share of $0.45 to $0.50, but we may revise this guidance as appropriate in accordance with merger related progress and economic conditions in the second half of 2001.

We believe we have appropriate cash reserves to reach profitability.

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And now I'll turn the call back over to Royal.

Royal Farros:  Thanks, Robyn.  Let's wrap the call up.

We talked before about how so many other online companies are, what we like to call, "driving off a cliff." That is, companies running out of money before their businesses take hold. With the announcement of the iPrint-Wood merger, we feel like we've just put 1 + 1 together and are making 3. We're merging with an established organization with significant enterprise penetration and revenues. Combine this with our award-winning technology and infrastructure, we think you'll see us start delivering results right out-of-the-gate. And, maybe most importantly we don't think there a better positioned company in our space.

Operator, we'd now like to take questions.

Operator: Thank You. Our question-and-answer session will be conducted electronically.

If you'd like to ask a question, please press star key, followed by the digit one on your telephone keypad.

We'll take as many questions as time permits, and we'll proceed in the order that you signal us. We'll pause for just a moment.

Our first question will come from Erik Swords with CS First Boston.

Erik Swords: Hi, guys. Thanks. Can you talk about new customers during the quarter? And secondly, can you talk about what you guys are doing internationally and what we should be expecting to see in the future? Thanks.

Royal Farros: Yeah. Hi, Erik. How are you doing?

Erik Swords: Good

Royal Farros: New customers and international. The customers that we were really focusing on were the large customers. So for example, PeopleSoft would be an example of one of the largest customers in the quarter, expanding our relationship with People PC, as far as the e-Fulfillment goes.

Those are the type of things we really focused on. Again, I think as we've alluded to in the main portion of the conference call, a lot of senior management time was actually spent negotiating, really driving towards concluding the definitive agreement for the merger.

So, you know, one way to look at it is probably the biggest customer that we got during the quarter was probably the Wood merger.

As far as international activities, we've actually put those on hold until we complete the merger, as you'll find if you actually look into the public record and do some searching on Wood Associates, you'll find that they actually have some internationally presence, as well.

We'll be able to discuss that more in the S-4 document.

Erik Swords: And one quick follow-up. As far as direct sales, what does that stand at now?

Royal Farros: Direct sales from iPrint, we have about 10 people in the organization now, and that will be going to I believe over 100 with the Wood merger.

Erik: Swords: OK. Great. Thanks.

Royal Farros: Thanks, Erik.

Operator: And once again, as a reminder, if you'd like to ask a question, please press star, one now. We'll pause for just a moment.

If you find that your question has already been answered, to remove yourself from the queue, please press the pound sign.

Safa Rashtchy with U.S. Nabcorp Piper Jaffery has our next question.

Josh Meyers: Hi, guys. Actually it's Josh Meyers calling for Safa.

Quick question on your relationships with Oracle on the e-business side of things. What expectations do you have going forward? And how are the relationships evolving?

And then also, how are they reacting to the new capabilities brought in by the merger with Wood?

Royal Farros:  Yeah.  Hi, Josh.

Josh Meyers:  Hi, guys.

Royal Farros: We have very large expectations out of the Oracle relationship, you know, not just because they are a customer, and we see ever increasing revenues come from them directly, but really starting to work with the people that are running the iProcurement program, getting information about the iPrint technology out to all the iProcurement sales folks.

So, we were very encouraged this quarter by a number of very high-level meetings with the Oracle executive staff, in terms of using iPrint, almost to demonstrate the capabilities of iProcurement. I know that we're coordinating on, not just electronic demonstrations together, but actually in-house visits, demonstrations together.

So, our expectations are actually big, and we're very encouraged with the amount of time that we're actually getting from Oracle.

You know, the way these kind of things always work, you know, they give us this kind of time because they believe that we're actually providing a good value to them.

Right now I think, at least in their mind, we're the best example of a punch-out using iProcurement. So, it's one of the reasons why they're so encouraged about our technology, as well.

The merger absolutely only strengthens our partners' feelings about us. It really fills out a nice piece under the custom and printing umbrella.

Interestingly enough, when you look at Oracle, Oracle already has a relationship with Wood. I believe PeopleSoft already has a relationship with Wood. So, a lot of the folks we're already working with actually have a great relationship with Wood, so again, it just strengthens it.

Josh Meyers:  Great. Thank you.

Royal Farros:  Thanks, Josh.

Operator: And there are no further questions at this time. I'll turn the conference back to Mr. Farros for closing remarks.

Royal Farros: Everyone, thanks very much for spending time with us. Please stay tuned for our S-4 regarding more details about the iPrint-Wood merger.

This concludes our Q2 2001 conference call. Again, thanks very much.

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